NEWPORT CORPORATION 1791 DEERE AVENUE IRVINE, CA 92606

July 8, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Newport Corporation Form S-1 (File No. 333-123690)

Ladies and Gentlemen:

Newport Corporation, a Nevada corporation (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests withdrawal of the Registration Statement on Form S-1 (File No. 333-123690) together with all amendments and exhibits thereto (the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because all of the securities included therein have been repurchased by the Company from the selling stockholder and cancelled. No securities have been sold under the Registration Statement.

Please forward a copy of the order granting withdrawal of the Registration Statement to my attention at the address listed above. If you have any questions or comments, or require further information or documentation, please contact me by phone at (949) 437-9885 or by facsimile at (949) 253-1221.

Thank you for your assistance in this matter.

Sincerely,

/s/ Jeffrey B. Coyne

Jeffrey B. Coyne

Senior Vice President, General Counsel

and Corporate Secretary